CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

MEDICAL TRANSCRIPTION BILLING, CORP.

Medical Transcription Billing, Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: Article I of the Amended and Restated Certificate of Incorporation of this corporation is hereby amended and replaced to read in its entirety as follows:

The name of this corporation is MTBC, Inc. (the “Corporation”).

SECOND: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 6th day of February, 2019.

By:	/s/ Stephen Snyder
Name:	Stephen Snyder
Title:	Chief Executive Officer